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                                    FORM 8-A

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                               Kaydon Corporation
             (Exact name of registrant as specified in its charter)

                          Delaware                           13-3186040
         (State of incorporation or organization)        (I.R.S. Employer
                                                         Identification No.)

 315 East Eisenhower Parkway, Suite 300, Ann Arbor, Michigan             48108
  (Address of principal executive offices)                            (Zip Code)

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
If this Form relates to the              If this Form relates to the
registration of a class of               registration of a class of
securities and is effective upon         securities pursuant to Section 12(g) of the
filing pursuant to General               Exchange Act and is effective pursuant
Instruction A.(c), please check          pursuant to General Instruction A.(d),
the following box.                       please check the following box.
                   /  /                                                  /  /
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Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class               Name of each exchange on which
to be so registered               each class is to be registered

Preferred Stock Purchase Rights     New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:

                                                        None
                                                  (Title of Class)


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ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

              On May 4, 2000, the Board of Directors of Kaydon Corporation declared a dividend of one Right for each outstanding share of Kaydon common stock. The distribution was payable on July 8, 2000 to Kaydon's stockholders of record at the close of business on June 12, 2000. Each Right entitles the registered holder to purchase from Kaydon one one-thousandth of a share of Series A Preferred Stock at an exercise price of $100, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement, dated as of May 4, 2000, between Kaydon and Continental Stock Transfer & Trust Company, as Rights Agent.

              Initially, the Rights will be attached to all common shares, the Rights will be evidenced by the common stock certificates instead of separate Right certificates and may be transferred only with the common stock. Common stock certificates issued after June 12, 2000 will bear a legend incorporating the Rights Agreement by reference and the surrender for transfer of any common stock certificate will also constitute the transfer of the Rights associated with the common stock represented by such certificate.

              The Rights will separate from the common stock and will become exercisable at the close of business on the earlier of (i) the tenth business day following the first public announcement that a person or group have acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of the common stock and (ii) the tenth business day (or a later date if determined by the Board of Directors) following the commencement of, or the announcement of an intention to commence, a tender or exchange offer by any person (other than Kaydon) if, upon consummation, such person would be the beneficial owner of 15% or more of the outstanding shares of the common stock. The date on which the Rights become exercisable and separately tradeable is called the "Distribution Date". However, even if a Distribution Date has occurred, the Rights are not exercisable until Kaydon's right to redeem the Rights has expired. The holder of a Right, as such, will have no rights as a stockholder of Kaydon, such as the right to vote or to receive dividends, until the Right is exercised.

              As soon as practicable following the Distribution Date, Right certificates will be mailed to Right holders and, thereafter, such separate Right Certificates alone will evidence the Rights. Kaydon generally will issue one Right with each new share of common stock issued before the Distribution Date.
              Subject to the Board's right to exchange shares of common stock for Rights described below, if any person or group (other than those exempted in the Rights Agreement) becomes a beneficial owner of 15% or more of the outstanding shares of the common stock, then each holder of a Right, other than Rights that were or are beneficially owned by such beneficial owner, shall thereafter have the right to receive upon exercise that number of shares of common stock having a market value of two times the exercise price of the Right. If an insufficient number of shares of common stock is authorized, then Kaydon will be required to take action to authorize additional shares or to substitute cash, property or other securities for the common stock. All Rights that were or are beneficially owned by a beneficial owner of 15% or more of the outstanding shares of the common stock (and Rights owned by its affiliates, associates or transferees) will become null and void.

              Following the first public announcement that any person or group has become a beneficial owner of 15% or more of the outstanding shares of the common stock, if (i) Kaydon is acquired in a merger or other business combination transaction in which it is not the surviving corporation or in connection with which all or a part of the common stock is changed into or exchanged for stock or other securities of any other person or cash or any other property or (ii) 50% or more of Kaydon's assets or earning power are sold, then each holder of a Right, other than Rights that were or are beneficially owned by the beneficial owner of 15% or more of the outstanding shares of the common stock (which will have become null and void), shall thereafter have the right to receive upon exercise that number of shares of common stock of the acquiring company (or, in some cases, its parent) which at the time of such transaction would have a market value of two times the exercise price of the Right.

              The exercise price and the number of one one-thousandths of a share of Preferred Stock or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution
(i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock; (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for shares of the Preferred Stock or convertible securities at less than the current market value of the Preferred Stock; or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends out of earnings or retained earnings) or of subscription rights or warrants (other than those referred to above). With certain exceptions, no adjustment in the exercise price will be required until cumulative adjustments require an adjustment of at least 1% in the exercise price. An adjustment in cash will be made in lieu of the issuance of fractional shares based upon the current market value of one share of Preferred Stock on the date of exercise.

              At any time after any person or group becomes a beneficial owner of 15% or more of the outstanding shares of the common stock but prior to the time such beneficial owner has acquired 50% or more of the outstanding common stock, the Board may require holders of Rights to exchange all or part of their Rights for shares of common stock at an initial ratio of one share of common stock per Right, subject to adjustment. As soon as the Board has determined to make such exchange, the Rights may no longer be exercised.

              At any time prior to the close of business on the earlier of (i) the date of the first public announcement that a person or group has become a beneficial owner of 15% or more of the outstanding shares of the common stock, or (i) May 4, 2010, the Board of Directors may redeem the Rights at a price of $.001 per Right (subject to adjustment and payable in cash, securities or other consideration deemed appropriate by the Board). As soon as the Board of Directors takes action to redeem the Rights, the right to exercise the Rights will





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terminate and the only right of the holders of Rights will be to receive the redemption price. The Rights will expire on May 4, 2010 unless redeemed or called for exchange by Kaydon before that date.

              The provisions of the Rights Agreement may be amended by the Board of Directors in order to cure any ambiguity, correct any defect or inconsistency and make any other changes deemed to be necessary or desirable, provided that after any person or group has become a beneficial owner of 15% or more of the outstanding shares of the common stock, the Rights Agreement may not be amended in any way which adversely affects the interests of the holders of the Rights.

              A copy of the Rights Agreement is being filed as an exhibit to this Registration Statement. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.

              The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning its offer on a substantial number of Rights being acquired.


ITEM 2.  EXHIBITS

EXHIBIT NO.                        DESCRIPTION

    1 Form of certificate representing Rights (included as Exhibit B to the form of Rights Agreement filed herewith as
                     Exhibit 2). Pursuant to the Rights Agreement, Rights Certificates will not be mailed until after the earliest to occur of (i) the tenth business day following a public announcement that a person or group of affiliated or associated persons have become an Acquiring Person, (ii) the tenth business day (or such later date as the Board of Directors may fix) following the commencement or announcement of an intention to commence a tender offer or exchange offer by any person (other than the Company) if, upon consummation, such person would be an Acquiring Person.

    2 Rights Agreement, dated as of May 4, 2000, between Kaydon Corporation and Continental Stock Transfer & Trust Company, as Rights Agent.



                                    SIGNATURE

              Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             KAYDON CORPORATION

                                         /S/ Brian P. Campbell

Dated: May 10, 2000                      By: Brian P. Campbell
                                         President and Chief Executive Officer



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                                  EXHIBIT INDEX


EXHIBIT NO.                DESCRIPTION

    1 Form of certificate representing Rights (included as Exhibit B to the form of Rights Agreement filed herewith as Exhibit 2).

    2 Rights Agreement, dated as of May 4, 2000, between Kaydon Corporation and Continental Stock Transfer & Trust Company, as Rights Agent.
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